

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Varun Krishna
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

   Re: Rocket Companies, Inc.
     Registration Statement on Form S-4
     Filed April 7, 2025
     File No. 333-286428

Dear Varun Krishna:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Laura C. Turano, Esq.